

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

February 24, 2009

<u>Via Mail and Fax</u>

Amy E. Miles
Executive Vice President, Chief Financial Officer and Treasurer
Regal Entertainment Group
7132 Regal Lane
Knoxville, TN 37918

> **RE:** **Regal Entertainment Group**
> **Form 10-K for the Year Ended December 27, 2007**
> **File Number: 001-31315**

Dear Ms. Miles:

  We have completed our review of your Form 10-K and related filings, and at this time do not have further comments.

         Sincerely,

         Lyn Shenk
         Branch Chief